Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Financial Group Completes Acquisition of Diners Club North American Franchise From Citigroup
Acquisition more than doubles BMO’s overall corporate card business
TORONTO, December 31, 2009 — BMO Financial Group today announced that it has completed the acquisition of the Diners Club North American franchise from Citigroup. This acquisition, which places BMO among the top commercial card issuers in North America, was announced on November 24, 2009.
The acquisition will also accelerate the Bank’s initiatives to expand in the travel-and-entertainment card sector, particularly in the United States.
The Diners Club T&E offering complements BMO’s existing program with an expanded global reach through its international network and an award-winning loyalty program.
“We are excited to be adding this premier program to our existing line of signature offerings,” said Terry Wellesley, Managing Director, BMO Spend & Payment Solutions.
The deal allows BMO to partner with other Diners Club franchisees around the world to deliver a world-class Travel & Entertainment offering to its multi-national clients. “This acquisition enhances our global card program, making us a compelling choice for prospective commercial customers across North America,” said Mr. Wellesley.
The purchase also includes the award-winning Club Rewards program and the Professional Card portfolio, which are highly valued by frequent business travellers and affluent consumers.
BMO reaffirmed it will retain key Diners Club sales and relationship managers to ensure a smooth transition and continued strong customer support. “Diners Club customers can count on a high level of service. We welcome all of our new customers and look forward to building on our new relationships,” added Mr. Wellesley.

For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmospendandpayment.com